                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 13)

                    Under the Securities Exchange Act of 1934

                            THE VONS COMPANIES, INC.
                               ------------------
                                (Name of issuer)

                     Common Stock, Par Value $.10 Per Share
                           ---------------------------
                         (Title of class of securities)

                                   928869-10-6
                                 (CUSIP number)

                              Michael C. Ross, Esq.
                              Senior Vice President
                                  Safeway Inc.
                            5918 Stoneridge Mall Road
                          Pleasanton, California 94588
                                 (510) 467-3000
                 ----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:
                                 Scott R. Haber
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                         San Francisco, California 94111
                                 (415) 391-0600



                                  April 8, 1997
               --------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 8 Pages
                           Exhibit Index is on Page 8



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                                  SCHEDULE 13D


CUSIP No. 928869-10-6

1.       Name of Reporting Person

         Safeway Southern California, Inc.

2.       Check the Appropriate Box if a Member of a Group         (a) [ ]
                                                                  (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         AF

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                               [ ]

6.       Citizenship or Place of Organization

         Delaware

                           7.       Sole Voting Power
                                               -0-
Number of
Shares                     8.      Shared Voting Power
Beneficially                                1,000
Owned By
Each
Reporting                  9.       Sole Dispositive Power
Person                                         -0-
With
                           10.      Shared Dispositive Power
                                            1,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

13.      Percent of Class Represented by Amount in Row (11)

         100%

14.      Type of Reporting Person

         CO




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
                                  SCHEDULE 13D

CUSIP No. 928869-10-6

1.       Name of Reporting Person

         Safeway Inc.

2.       Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                       (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         WC/OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                    [ ]

6.       Citizenship or Place of Organization

         Delaware

                           7.       Sole Voting Power
                                       -0-
Number of
Shares                     8.       Shared Voting Power
Beneficially                        1,000
Owned By
Each
Reporting                  9.       Sole Dispositive Power
Person                                 -0-
With
                           10.      Shared Dispositive Power
                                    1,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]

13.      Percent of Class Represented by Amount in Row (11)

         100%

14.      Type of Reporting Person

         CO




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                  Safeway Southern California, Inc., a Delaware corporation
("SSCI"), and Safeway Inc., a Delaware corporation ("Safeway" and together with SSCI, the "Reporting Persons"), hereby amend and supplement as Amendment No. 13 the Statement on Schedule 13D filed on September 16, 1988 and all amendments thereto (as so amended, the "Schedule 13D"), relating to the Common Stock ("Vons Common Stock"), par value $0.10 per share (the "Shares"), of The Vons Companies, Inc., a Michigan corporation (the "Company"). This Amendment No. 13 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D. Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.



Item 3.           Source and Amount of Funds or Other Consideration.

Item 4.           Purpose of Transaction.

                  Items 3 and 4 to the Schedule 13D are amended, in pertinent part, as follows:

                  A copy of the Merger Agreement was filed as an Exhibit to Amendment No. 11 to this Schedule 13D and a copy of the January 8, 1997 Merger Agreement Amendment was filed as an Exhibit to Amendment No. 12 to this
Schedule 13D, both of which are incorporated herein by reference. On April 8, 1997, pursuant to the Merger Agreement, as amended, Merger Sub merged with and into the Company (the "Merger"). The Company was the surviving corporation (the "Surviving Corporation") in the Merger and as a result thereof became a wholly owned subsidiary of SSCI and an indirect wholly owned subsidiary of Safeway. Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Merger (excluding the Shares held directly or indirectly by the Reporting Persons) were converted into the right to receive 1.425 shares of common stock, par value $0.01 per share, of Safeway ("Safeway Common Stock"). At the Effective Time there were approximately 29,210,132 Shares outstanding which were not held by the Reporting Persons, which Shares became the right to receive an aggregate of 41,624,439 issued shares of Safeway Common Stock plus cash in lieu of any fractional shares issued in connection with the Merger. At the effective time of the Merger, the 15,126,000 Shares held by the Reporting Persons immediately prior to the Merger were automatically canceled and each share of common stock, $0.01 par value, of Merger Sub issued and outstanding immediately prior to the Merger was converted into and exchanged for one Share. As a result of the foregoing, SSCI became the holder of 1,000 Shares, constituting all of the issued and outstanding Shares of the Surviving Corporation.

                  In connection with the Merger, each outstanding option to purchase Shares issued under The Vons Companies, Inc. Management Stock Option Plan and The Vons Companies, Inc. 1990 Stock Option and Restricted Stock Plan (collectively, the "Vons Employee Plans") was assumed by Safeway and now represents the right to purchase shares of Safeway Common Stock at the conversion ratio of 1.425 ("Assumed Options"). In addition, Safeway issued options to purchase an aggregate of 264,917 shares of Safeway Common Stock ("Replacement Options") to former members of the Board of Directors of the Company in exchange for Vons stock options pursuant to The Vons Companies, Inc. Directors' Stock Option Plan (the "Vons Director Plan") previously issued to such directors. Shares of Safeway



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Common Stock to be issued upon exercise of Assumed Options and Replacement
Options will be issued from shares of Safeway Common Stock held in treasury.

                  As provided in the Merger Agreement, the directors of Merger Sub immediately prior to the Merger were the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Merger were the initial officers of the Surviving Corporation.

                  The Surviving Corporation has caused, or will cause, Vons Common Stock to be delisted from the New York Stock Exchange. As a consequence of the Merger, Vons Common Stock is eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") and the Surviving Corporation has filed, or will file, with the Securities and Exchange Commission (the "Commission") a Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act. Upon approval by the Commission of such termination of registration, the Reporting Persons will cease to have reporting obligations under the Exchange Act.

                  Also in connection with the Merger, Safeway consummated the Repurchase which was described in Amendment No. 12 to the Schedule 13D.

                  On April 8, 1997, Safeway issued a press release announcing the consummation of the Merger. A copy of the press release is filed herewith as Exhibit 2 and is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 to the Schedule 13D is amended, in pertinent part, as follows:

                  (a)-(b) As a result of the Merger, the Reporting Persons beneficially own an aggregate of 1,000 Shares, which represents 100% of the outstanding Shares. All of such Shares are held of record by SSCI. The Reporting Persons share the power to vote, or direct the vote, and to dispose or direct the disposition of, all such Shares.

                  (c) The information contained in Item 4 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


                  Item 6 to the Schedule 13D is amended, in pertinent part, as follows:

                  On April 8, 1997, the Vons Employee Plans were amended to reflect the assumption by Safeway of the Vons options issued thereunder and the issuance of the Assumed Options. The form of amendment to the Employee Plans was filed as Exhibit 4.5 to Safeway's Post-Effective Amendment to Form S-4 on Form S-8 Registration Statement filed April 8, 1997 and is incorporated herein by reference. On April 8, 1997, Safeway granted the Replacement Options to former members of the Board of Directors of the Company who held Vons stock


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options pursuant to the Vons Director Plan. The form of stock option agreement for the Replacement Options was filed as Exhibit 10(iii).12 to Safeway's Form 10-K for the fiscal year ended December 28, 1996 and is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of November 9, 1993, which was filed as Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed on November 10, 1993 by the Reporting Persons and is incorporated by reference herein.



Exhibit 2         Press Release dated April 8, 1997.



Exhibit 3 Amendment dated April 8, 1997 to Employee Plans (incorporated by reference to Exhibit 4.5 to Safeway's Post-Effective Amendment to Form S-4 on Form S-8 Registration Statement No. 333-22837 filed April 8, 1997).



Exhibit 4 Form of stock option agreement for former directors of The Vons Companies, Inc. (incorporated by reference to Exhibit 10(iii).12 to Safeway's Form 10-K for the fiscal year ended December 28, 1996).





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                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April  8, 1997                    SAFEWAY INC.

                                          By:   /s/ Michael C. Ross
                                                ----------------------------
                                          Name:     Michael C. Ross
                                          Title:    Senior Vice President -
                                                    General Counsel


Dated:  April 8, 1997                     SAFEWAY SOUTHERN CALIFORNIA INC.

                                          By:   /s/ Michael C. Ross
                                                ----------------------------
                                          Name:   Michael C. Ross
                                          Title:  Vice President


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                                  EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement dated as of November 9, 1993, which was filed as Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed on November 10, 1993 by the Reporting Persons and is incorporated by reference herein.



Exhibit 2         Press Release dated April 8, 1997.



Exhibit 3 Amendment dated April 8, 1997 to Employee Plans (incorporated by reference to Exhibit 4.5 to Safeway's Post-Effective Amendment to Form S-4 on Form S-8 Registration Statement No. 333-22837 filed April 8, 1997).



Exhibit 4 Form of stock option agreement for former directors of The Vons Companies, Inc. (incorporated by reference to Exhibit 10(iii).12 to Safeway's Form 10-K for the fiscal year ended December 28, 1996).






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